SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                          Commission file number 1-3004



                             Illinois Power Company
                             Incentive Savings Plan
                            (Full title of the plan)




                              Illinova Corporation
                              500 South 27th Street
                             Decatur, Illinois 62525


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN



                              FINANCIAL STATEMENTS
                           AND ADDITIONAL INFORMATION




                                DECEMBER 31, 1999

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


            Index to Financial Statements and Additional Information

Financial Statements:                                                 Page

      Report of Independent Accountants                                 1

      Statement of Net Assets Available for Benefits                    2
      December 31, 1999 and 1998


      Statement of Changes in Net Assets Available for
      Benefits for the years ended                                      3
      December 31, 1999 and 1998

      Notes to Financial Statements                                     4-14

Additional Information:

       Schedule I - Schedule of Assets Held for Investment Purposes



       Note: Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and Administrator of The Illinois Power Company
Incentive Savings Plan



In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Illinois Power Company Incentive Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 1 to the financial statements, Illinois Power Company sold its Clinton Nuclear Power Plant ("Clinton") to AmerGen Energy Company("Amergen") on December 15, 1999. Under terms of the sales agreement, the Plan accounts for Clinton employees were transferred to AmerGen on January 21, 2000.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers, LLP
June 23, 2000

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN


Statement of Net Assets Available for Benefits


                                                     December 31,
                                                1999                    1998

ASSETS:
   Cash and Temporary Cash Investments    $    778,291             $    350,597
   Investments at Fair Value               226,773,748              173,223,313
  Participant Loans                          4,133,430                4,190,017
                                          ------------             ------------
       Total Investments                   231,685,469              177,763,927

   Dividends and Interest Receivable             1,596                    1,413
   Employee Contributions Receivable           259,160                  374,692
   Employer Contributions Receivable         3,343,289                  199,698
                                          ------------             ------------
       Other Assets                          3,604,045                  575,803
                                          ------------             ------------
   Total Assets                            235,289,514              178,339,730
                                          ------------             ------------

LIABILITIES:
   Accrued Expenses                                  0                   57,906
  Transfer to AmerGen (Note 1)              61,210,672                        0
                                          ------------             ------------
   Total Liabilities                        61,210,672                   57,906
                                          ------------             ------------
NET ASSETS AVAILABLE FOR BENEFITS         $174,078,842             $178,281,824
                                          ============             ============


                 See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

                                                    December 31,
Sources of Participants' Equity:              1999                    1998
                                              ----                    ----
   Contributions:
         Employee                        $9,573,968               $9,534,379
         Employer                         5,841,996                1,599,690
                                        ------------             ------------
                                         15,415,964               11,134,069
                                        ------------             ------------

Plan-to-Plan Transfers                      626,204                1,074,726

   Investment Income:
     Dividend and Interest Income        19,248,968               13,734,280
     Net Appreciation in Fair Value of
      Investments                        30,137,923               10,051,625
                                        ------------             ------------
                                         49,386,891               23,785,905
                                       ------------             ------------
Application of Participants' Equity:
     Distributions to Active and
      Terminated Participants             8,380,075                7,953,357
      Administrative and Miscellaneous
       Expenses                              41,294                  104,884
                                         ----------             ------------
                                          8,421,369                8,058,241
                                       ------------             ------------

Increase in Net Assets
   Available for Benefits                57,007,690               27,936,459

Transfer to AmerGen (Note 1)            (61,210,672)                       0

Net Assets Available for Benefits,
   Beginning of Year                    178,281,824              150,345,365
                                       ------------             ------------
Net Assets Available for Benefits,
   End of Year                         $174,078,842             $178,281,824
                                       ============             ============

                 See Accompanying Notes to Financial Statements

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

       General:

       The Illinois Power Company Incentive Savings Plan (the Plan) is sponsored and administered by Illinois Power Company (the Company). The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a Trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to section 401(k) of the Internal Revenue Code (IRC). The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

       Participation:

       All salaried employees of the Company are eligible to participate in the Plan. In addition, all employees of Illinois Power Company's parent company, Illinova Corporation (Illinova), are eligible to participate, as are salaried employees of Illinova's other subsidiary companies. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

       Plan Changes and Amendments:

       Effective January 1, 1999, the Company match contribution was increased. The Company had previously matched 50% of the first $80 of the participants' monthly before tax contributions and 25% of the balance of the contributions for the month, up to 6% of the employee's base earnings for the month. Effective January 1, 1999, the Company began matching 50% of the participants' monthly before tax contributions, up to 6% of the employee's base earnings for the month.
       Effective December 15, 1999, Illinois Power sold its Clinton Nuclear Power Plant to AmerGen Energy Company (AmerGen). Under terms of the sales agreement, the plan accounts for Clinton employees were transferred to AmerGen. Effective January 21, 2000, $61,210,672 in participants' accounts were transferred to AmerGen. Incentive compensation contributions due to Clinton employees were later posted to their Illinois Power accounts and then transferred to AmerGen in February and March of 2000.
       Amergen's plan would not accept transfer of the Fidelity Brokerage Link. Employees who participated in this option were asked to liquidate their accounts and transfer the funds to other funds or to the Fidelity Retirement Money Market Fund. The trustee liquidated the accounts of employees who did not comply with the request, and transferred the proceeds to the Fidelity Retirement Money Market Fund. This fund is not ordinarily an available option for contributions; it was used only to facilitate the liquidation of the Brokerage Link accounts. At December 31, 1999, the fund held $2,045,747.

       Contributions:

       Participants may make before-tax contribution by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

       Participants have the option of investing their contributions into any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time. Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participants' shift out of or into positions covered by a collective bargaining agreement. These transfers are shown in the Statement of Changes in Net Assets Available for Benefits with Fund Information as Plan-to-Plan Transfers.


The Company contributes a monthly matching contribution to the Plan equal to 50% of the participants' monthly before-tax contributions, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund.

       The Company has an Incentive Compensation arrangement in which all participants employed by the company on the last day of the Plan year are eligible to earn Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

       Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

       ESOP:

       In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by Illinois Power, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

       As of December 31, 1999,  450,189 and 339,205  shares have been allocated
to  salaried   employees  for  Matching   Contribution  and  Company   Incentive
Contributions.

       Distributions:

       Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Illinova common stock.

       Forfeitures:

       Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions. In the event that the participant or beneficiary makes a valid claim for the forfeited amount, the benefits shall be reinstated.

       Loans:

       The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1999, the interest rate ranged from 8.75% to 9.50%; for 1998 the rate ranged from 8.75% to 9.50%.

       All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

       Plan Termination:

       The right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan. See Note 6, Subsequent Event.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting:

       The accompanying Plan financial statements are prepared on the accrual basis of accounting.

       Investments:

       Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

       Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

       Income:

       Interest and dividend income is accrued as earned.

       Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at market value on the date of allocation and current value is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

       Expenses:

       Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

       Income Taxes:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

       NOTE 3 - INVESTMENTS

       Plan  investments  are  received,  invested  and  held  by  the  Trustee.
Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                                        December 31, 1999

Investments at Fair Value as Determined by
Quoted Market Price
                                                        Units                 Value                  Cost

Illinova Common Stock                                  1,045,661           $36,336,720           $42,754,371

Fidelity Equity Income Fund                              752,345           $40,325,424           $30,609,469

Fidelity Retirement Growth Fund                        2,670,136           $69,023,023           $51,282,734

Fidelity Managed Income Portfolio Fund                21,765,711           $21,765,711           $21,765,711

Fidelity U. S. Equity Index Pool Fund                    287,472            12,091,053           $ 9,341,730




                                                                         December 31, 1998

Investments at Fair Value as Determined by
Quoted Market Price
                                                         Units                Value                  Cost

Illinova Common Stock                                 1,021,868            25,546,700           $21,420,783

Fidelity Equity Income Fund                             782,044            43,442,523           $29,612,286

Fidelity Retirement Growth Fund
                                                      2,175,660           $44,622,782           $39,077,299

Fidelity Asset Manager Fund
                                                        621,938           $10,815,508           $10,111,240

Fidelity Managed Income Portfolio Fund               17,502,633           $17,502,633           $17,502,633

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $5,250,541 in 353 transactions and sold shares, the proceeds of which totaled $6,239,272, in 327 transactions. The net gain on these sales was $1,496,345. The transactions are allowable party-in-interest transactions under Section 408(3) of ERISA and the regulations thereunder.

     The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a short-term money market fund, the Fidelity Investments Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations thereunder. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1999 are listed below:

                                               Purchase               Purchase
Fund                                          Transactions             Amount

Fidelity Equity Income Fund                       228                $ 8,977,416

Fidelity Retirement Growth Fund                   232                $18,509,775

Fidelity Asset Manager Income Fund                142                $ 1,271,920

Fidelity Asset Manager Growth Fund                160                $ 1,980,671

Fidelity Asset Manager Fund                       164                $ 2,489,364

Fidelity International Growth and Income Fund     141                $ 1,799,651

Fidelity Managed Income Portfolio Fund            208                $12,505,161

Fidelity US Equity Index Commingled Pool          181                $ 5,423,822

Founders Growth Fund                              164                $ 4,112,221

USAA International Fund                           124                $ 1,500,979

Warburg Pincus Emerging Growth                    123                $ 2,539,090

Fidelity Brokerage Link                           115                $ 6,653,111

Fidelity Retirement Money Market                   37                $ 3,835,239

Cash Portfolio                                    163                $ 5,154,566

     The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1999 are shown below:

                                                       Sales
                                                       Trans-             Sales
Fund                                                   actions           Amount             Gain

Fidelity Equity Income Fund                             202           $10,715,345        $2,735,112

Fidelity Retirement Growth Fund                         196           $ 7,300,445          $966,106

Fidelity Asset Manager Income Fund                       79           $ 1,235,912           $(2,889)

Fidelity Asset Manager Growth Fund                      106           $ 1,902,670          $273,877

Fidelity Asset Manager Fund                             118           $ 2,353,604          $168,316

Fidelity International Growth and Income Fund            91             $ 765,415          $107,441

Fidelity Managed Income Portfolio Fund                  180           $ 8,242,083             $   0

Fidelity US Equity Index Commingled Pool                103           $ 2,629,318          $488,202

Founders Growth Fund                                     84           $ 1,416,736          $109,684

USAA International Fund                                  55           $ 1,090,100          $ 22,413

Warburg Pincus Emerging Growth                           54             $ 426,583          $ 18,744

Fidelity Brokerage Link                                 252           $ 4,443,273              $  0

Fidelity Retirement Money Market                         19           $ 1,789,507              $  0

Cash Portfolio                                          243           $ 5,110,084              $  0


NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

           All funds in the plan are participant directed, with the exception of the Illinova Stock Fund, which is partially nonparticipant directed as pertains to the Company match and incentive compensation features of the plan. Information about the net assets and the significant components of the changes in net assets relating to the Illinova Stock Fund is as follows:


                                                                   December 31,
                                                        1999                          1998

ASSETS:

 Cash and Temporary Cash Investments                 $ 339,276                     $ 350,597
 Investments at Fair Value                          36,336,720                    25,546,700
                                                   -----------                    -----------
          Total Investments                         36,675,996                    25,897,297

 Dividends and Interest Receivable                       1,596                         1,413
 Employee Contributions Receivable                       4,966                        93,940
 Employer Contributions Receivable                   3,343,289                       199,698
 Loan Repayments Receivable                                  0                           879
                                                   -----------                    -----------
                             Other Assets            3,349,851                       295,930
                                                   -----------                    -----------
          Total Assets                              40,025,847                    26,193,227
                                                   -----------                    -----------

LIABILITIES:
 Accrued Expenses                                            0                        57,906
 Assets to be transferred to AmerGen                10,244,086                             0
                                                   -----------                   -----------
          Total Liabilities                         10,244,086                        57,906
                                                   -----------                   -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $29,781,761                   $26,135,321
                                                   ===========                   ===========







                                                                          December 31,
                                                               1999                        1998

Sources of Participants' Equity:
   Contributions:
         Employee                                           $ 149,468                    $ 96,592
         Employer                                           5,841,996                   1,599,690
                                                           -----------                -----------
                                                            5,991,464                   1,696,282
                                                           -----------                -----------

 Plan-to-Plan Transfers                                       197,561                     182,169

   Investment Income:
       Dividend and Interest Income                         1,332,489                   1,224,013
       Net Change in Fair Value of
         Investments                                       10,479,096                  (1,770,615)
                                                          -----------                  -----------
                                                           11,811,585                    (546,602)
                                                          -----------                  -----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                            1,385,479                   1,526,481
       Administrative and Miscellaneous
         Expenses                                              24,263                      27,086
                                                          -----------                 -----------
                                                            1,409,742                   1,553,567
                                                          -----------                 -----------
Increase (Decrease) in Net Assets
   Available for Benefits prior to
  interfund transfers                                      16,590,868                    (221,718)

Loans to Participants, net                                        694                       3,439

Fund-to-Fund Transfers                                     (2,701,036)                   (715,794)

Assets to be Transferred to AmerGen                       (10,244,086)                          0

Net Assets Available for Benefits,
   Beginning of Year                                       26,135,321                  27,069,394
                                                          -----------                 -----------
Net Assets Available for Benefits,
   End of Year                                            $29,781,761                 $26,135,321
                                                          ===========                 ===========


NOTE 6 - SUBSEQUENT EVENT

     On February 1, 2000, Illinova merged with Dynegy,Inc. which has its own 401
(k) Plan. No changes have yet been made to the Illinois Power Plan as a result of the merger.

                                                                     Schedule 1

                             Illinois Power Company
                             Incentive Savings Plan

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1999

Identity of Issue/                                                                        Current
Description of Investment                                          Cost                    Value

*Illinova Common Stock                                         $42,754,371             $36,336,720

*Fidelity Equity Income Fund                                    30,609,469              40,235,424

*Fidelity Retirement Growth Fund                                51,282,734              69,023,023

*Fidelity Asset Manager Income Fund                              1,888,012               1,928,344

*Fidelity Asset Manager Growth Fund                              7,379,946               8,569,188

*Fidelity Asset Manager Fund                                    10,415,316              11,594,767

*Fidelity International Growth and Income Fund                   4,166,873               6,045,033

*Fidelity Managed Income Portfolio Fund                         21,765,711              21,765,711

*Fidelity US Equity Index Commingled Pool                        9,341,730              12,091,053

*Founders Growth Fund                                            6,879,010               8,002,463

*USAA International Fund                                         1,176,342               1,295,128

*Warburg Pincus Emerging Growth                                  3,494,506               4,098,745

*Fidelity Brokerage Link                                         3,742,402               3,742,402

*Fidelity Retirement Money Market Fund                           2,045,747               2,045,747

*Participant Loans**                                             4,133,430               4,133,430
                                                                 ---------               ---------

                                                              $201,075,599            $230,907,178
                                                              ============            ============

*A party-in-interest to the Plan
**Interest rates on loans range
from 7% to 11%

     SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Illinois Power Company
                                                 Incentive Savings Plan



                                                 By _______________________
                                                     R. Mark Relken
                                                     Director-Benefits, Compen-
                                                     sation, Recruiting, System
                                                     and Payroll

        Date: June 28, 2000

                                  EXHIBIT INDEX

                             Exhibits Filed Herewith



            Exhibit No.                    Description
--------------------------------------------------------------------------------
                 1                         Consent of Independent Accountants

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278 of Illinova Corporation of our report dated June 23, 2000 relating to the financial statements of the Illinois Power Company Incentive Savings Plan, which appears in this Form 11-K.





PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2000

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